EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENTS RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31, 2004 and 2003

	Three Months Ended
	March 31,
	2004	2003
BASIC EARNINGS PER SHARE
Average common shares outstanding	98,674	99,532

Net income	$130,073	$141,110

Basic earnings per share	$1.32	$1.42

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	98,674	99,532
Common stock equivalents	500	92

Adjusted weighted average diluted shares outstanding	99,174	99,624

Net income	$130,073	$141,110

Diluted earnings per share	$1.31	$1.42